Exhibit 99.2

News Release

Stantec announces two-for-one stock split

EDMONTON, AB; NEW YORK, NY (September 4, 2014) TSX, NYSE:STN

Stantec Inc. (Stantec) announced today that its Board of Directors has declared a two-for-one stock split to be effected by way of a stock dividend.

Subject to receipt of final regulatory approval, shareholders of record as at the close of business on October 31, 2014, will be entitled to receive the stock dividend on the payment date of November 14, 2014.

“The stock dividend reflects the confidence we have in the long-term drivers for our business and our ability to continue to achieve our strategic objectives,” says Bob Gomes, Stantec president and chief executive officer.

Stantec is ascribing essentially no monetary value to the stock dividend. Accordingly, there should be no unfavorable Canadian or US tax consequences for shareholders and shareholders’ equity will not be diluted in any way by the stock dividend. The aggregate cash dividend payable to a shareholder will not be affected by the stock dividend. For additional information about the tax consequences of the stock dividend, shareholders are advised to consult their tax advisor. Outstanding awards under Stantec’s equity-based compensation plans will be adjusted as necessary to reflect the issuance of additional common shares as a result of the stock dividend.

Stantec’s common shares will be traded in accordance with the “due bill” procedures of the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) from October 29, 2014, through November 14, 2014 (the “due bill period”). A “due bill” is an entitlement attached to listed securities undergoing a corporate action, such as a share split. In this instance, the entitlement is to the share dividend. This means any trades that are executed on the TSX or the NYSE during the due bill period will be identified to ensure purchasers of the Company’s common shares receive the entitlement to the stock dividend. Stantec’s common shares will commence trading on an “ex-dividend” basis with respect to the stock dividend on November 17, 2014, and the due bill redemption date will be November 19, 2014.

Shareholders do not need to take any action. Registered shareholders will be mailed share certificates representing the stock dividend starting November 14, 2014. Non-registered shareholders’ brokerage accounts will be credited for the additional shares representing the stock dividend on or about the payment date.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, and the risk that Stantec will not meet its strategic objectives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2013 Annual Report. You may obtain our 2013 Annual Report by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2013 Annual Report free of charge from our Investor Contact noted below.

Investor Contact

Crystal Verbeek

Stantec Investor Relations

Ph: (780) 969-3349

crystal.verbeek@stantec.com

Design with community in mind